433 Main Street Green Bay, Wisconsin 54301 920-491-7007 PHONE

March 31, 2015

Mr. Marc Thomas

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Associated Banc-Corp
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 5, 2015
File No. 001-31343

Dear Mr. Thomas:

The response of Associated Banc-Corp (the “Corporation” or “Associated”) to the comments in the Securities and Exchange Commission (the “SEC” or “Commission”) comment letter dated March 19, 2015 (the “Comment Letter”) related to the Corporation’s annual report on Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”) follows. For reference purposes, the text of the Comment Letter has been reproduced below in bold followed by Associated’s response. Proposed disclosures for future filings is also reproduced utilizing strikeouts and underlying to indicate proposed revisions.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Troubled Debt Restructurings (“Restructured Loans”), page 81

1.	We note your disclosure on page 81 that, in subsequent years, troubled debt restructurings may cease to be classified as impaired. The guidance in ASC 310-40-35 indicates that a loan restructured in a troubled debt restructuring is an impaired loan and therefore credit impairment should be measured using the guidance in ASC 310-10. This guidance is applicable to all loans restructured in a troubled debt restructuring, even if you no longer classify the loan as a TDR. Please address how your accounting policy is in accordance with the accounting guidance as noted above.

We are currently accounting for our restructured loans in accordance with ASC 310-10, whereby all restructured loans (both nonaccrual and performing) are evaluated for impairment for each reporting period. To date, we have not had any performing restructured loans modified at a market rate which would allow the loan to be removed from our quarterly restructured loans disclosures. Beginning with the Form 10-Q for the quarter ending March 31, 2015, we will revise our disclosures to clarify our accounting for impaired loans. See proposed revised disclosures attached as Appendix A.

On behalf of Associated, and as requested in your letter, we acknowledge that:

•	Associated is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Associated may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter is responsive to your comments. Please feel free to contact me at 920-491-7007 if you have any questions or need further information.

Sincerely,

/s/ Christopher J. Del Moral-Niles

Christopher J. Del Moral-Niles

Chief Financial Officer and Principal Accounting Officer

Associated Banc-Corp

Appendix A

Note 1 Summary of Significant Accounting Policies, Troubled Debt Restructurings (partial excerpt with proposed disclosure revisions as noted)

Loans are considered restructured loans if concessions have been granted to borrowers that are experiencing financial difficulty. The concessions granted generally involve the modification of terms of the loan, such as changes in payment schedule or interest rate, which generally would not otherwise be considered. Restructured loans can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accrual status, depending on the individual facts and circumstances of the borrower. Nonaccrual restructured loans are included and treated with all other nonaccrual loans. In addition, all accruing restructured loans are reported as troubled debt restructurings which are considered and accounted for as impaired loans. Generally, restructured loans remain on nonaccrual until the customer has attained a sustained period of repayment performance under the modified loan terms (generally a minimum of six months). However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and whether the loan should be returned to or maintained on accrual status. If the borrower’s ability to meet the revised payment schedule is not reasonably assured, the loan remains on nonaccrual status.

All restructured loans are disclosed as restructured loans ~~considered impaired~~ in the calendar year of restructuring. In subsequent years, a restructured loan may cease being disclosed ~~classified~~ as a restructured loan ~~impaired~~ if the loan was modified at a market rate and has performed according to the modified terms for at least six months. A loan that has been modified at a below market rate will return to performing status if it satisfies the six month performance requirement; however, it will remain classified as a restructured loan. See Note 3 for additional information on restructured loans.